Exhibit 99.1

media release

SMART Technologies Announces U.S. Listing Transfer to Nasdaq Capital Market

CALGARY, Alberta --- Dec. 29, 2015 --- SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of education and business collaboration solutions, has received a determination today from the Nasdaq Stock Market LLC (“Nasdaq”) granting approval of SMART’s request to transfer its Nasdaq listing from the Nasdaq Global Select Market to the Nasdaq Capital Market.

The Company's securities will begin trading on the Nasdaq Capital Market effective at the opening of business on December 31, 2015. The Company's common shares will continue to trade on Nasdaq under the symbol “SMT.” The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Select Market, but with less stringent listing requirements.

This listing transfer does not impact the listing of the Company’s shares on the Toronto Stock Exchange, where the shares will continue to trade under the symbol “SMA.” The Company’s business operations are not affected by the transfer to the Nasdaq Capital Market.

As previously noted on July 21, 2015, the Company was advised by Nasdaq that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Rules for continued listing on The Nasdaq Global Select Market. The Company has until January 12, 2016 to regain compliance with the minimum bid price requirements, and other requirements of continued listing on the Nasdaq Capital Market. In the event such compliance requirements are not met, the Company would expect to receive a notice of delisting of the Company’s securities from Nasdaq shortly thereafter. Such notice may be open to appeal by the Company, a process that could take several weeks. The customary means for a company to regain compliance with the minimum bid price requirements is a reverse stock split, or share consolidation, an approach the Company is considering, although no decision in that regard has yet been made.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in collaboration solutions that are redefining the way the world works and learns. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

SMT – M

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Reader’s advisory
Certain information contained in this press release may constitute forward-looking information or statements. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Investor contact:	Media contact:
Jody Kehler	Robin Raulf-Sager
Investor Relations Manager	Director, Corporation Communications
SMART Technologies Inc.	SMART Technologies Inc.
+ 1.403.407.5486	+ 1.403.407.4225
JodyKehler@smarttech.com	RobinRaulf-Sager@smarttech.com

©2015 SMART Technologies. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.

Please note that SMART is written in all capital letters.